Given Imaging
Third Quarter 2009
Financial Results Conference Call
November 5, 2009
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging third quarter 2009 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to David Carey of Lazar Partners. Please go ahead.

David Carey: Good morning and thank you for joining us.  With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 31, 2009. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s third-quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you David.

Good morning everyone and thanks for joining us today.  We’re very pleased with our third quarter financial results which reflect a 13% increase in top line revenue to $35.2 million.  We achieved solid revenue growth in all three of our operating regions despite a challenging market environment for medical equipment sales globally.

One of our key objectives for 2009 was to increase profitability by improving efficiencies and leveraging our infrastructure. We delivered on that objective again this quarter.  Gross margin increased to nearly 78% in the third quarter compared to 76.1% in the second quarter of 2009 and 75% in the third quarter of 2008.  In addition, operating margin increased to 7.5% this quarter compared to 5.8% in the second quarter of 2009 and 2.9% in the third quarter of 2008.  As a result, this increased efficiency enabled us to substantially increase profitability, with GAAP earnings per share growing by 82% to 13 cents, and non-GAAP earnings per share increasing by 54% to 20 cents.

For the first nine months of 2009, GAAP earnings per share grew by 48% to 30 cents, compared to 20 cents last year. Non-GAAP earnings per share more than doubled to 45 cents compared to 22 cents last year.

Based on our strong growth in profitability in the first nine months and considering we’ve already exceeded the high end of our EPS guidance, we are increasing 2009 EPS guidance and now expect GAAP EPS to be between $0.42 - $0.46, compared to prior guidance of $0.20 – $0.28 and non-GAAP EPS of $0.64 - $0.68 compared to prior guidance of $0.46 – $0.54.

In addition, we expect 2009 revenue to be near the low end of prior guidance of between $141 and $148 million.  This assumes no significant events, including currency fluctuations, which may adversely affect our business.  We plan on providing guidance for 2010 during the release of fourth quarter financial results in February.

I’d now like to review our results for the quarter by region.

In the Americas region, revenue increased nearly 17 percent to $22.6 million compared to the third quarter of 2008.   We sold 42 workstations in the Americas region and 102 workstations worldwide.  We sold 36,300 PillCam capsules in the Americas region this quarter which was flat with the third quarter of 2008.

Third quarter revenue included $3.7 million sales contribution from our Bravo pH Monitoring System in the U.S.  We’re very pleased with our sales since acquiring this product late last year, and we continue to receive positive feed back from physicians regarding this product.

In early October,  the FDA cleared our PillCam SB and Agile patency capsules for use in patients two years of age and older.  Previously, PillCam SB and Agile were indicated for children 10 years and older.  The FDA decision reflects the conclusions of several clinical studies that showed that PillCam SB can be used safely and effectively in evaluating the small bowel of young children. We believe that our capsules will help physicians accelerate the detection of abnormalities in the small bowel in this age group.    In addition, this strengthens our competitive position as PillCam SB is the only capsule with FDA clearance in young children.

Last week, we participated in the American College of Gastroenterology annual meeting in San Diego, which is one of the largest GI medical meetings.  There were numerous abstracts and presentations on PillCam including a study suggesting that PillCam SB has a positive impact on healthcare outcomes and costs in patients with occult GI bleeding.  Another study suggests that PillCam ESO leads to quicker classification and treatment of high-risk esophageal bleeding patients in the emergency room.

In the EMEA region, revenue increased by 7% compared to the same period last year.  PillCam sales were up by 7% to 15,000 capsules compared to the same period in 2008, with a strong contribution from France due to reimbursement coverage.  Sales in the third quarter reflect the fact that physicians tend to perform fewer procedures during the summer vacation months.

Turning to the APAC region, revenue was $3.6 million in the third quarter, compared to $3.1 million in the same period last year. PillCam sales in the region were down 30% compared to the third quarter of 2008, but 21% higher than the second quarter of 2009.  We continue to work with our Japanese distributors to refine their sales approach to clinicians and we hope to see improved performance going forward both in terms of workstation placements and capsule utilization.

Turning now to PillCam COLON.   We were very excited to announce that our second generation PillCam COLON video capsule, now called PillCam COLON2, recently obtained the CE mark for sale in Europe.

We recently announced encouraging results from the first trial that validated new features of our PillCam COLON 2.  Clinicians at five hospitals in Israel evaluated the performance of PillCam COLON2 in 98 patients who had risk or warning symptoms of colon pathology.  We have initiated additional clinical trials in Israel, Europe and the US in order to further validate the system and obtain additional clinical information.

We will be launching PillCam COLON2 at the Gastro 2009 conference taking place in London November 21 – 25 and plan to begin marketing this product to physicians in Europe in 2010.

As announced earlier this week, we will be hosting a meeting in London with members of the financial community to discuss new features of PillCam COLON 2 and review the results from the recently completed feasibility trial in Israel.  The meeting will take place on Monday, November 23rd at 9am New York Time, 2pm London time

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our third quarter results.

Yuval Yanai:  Thanks, Homi.

In the third quarter, we achieved sales of $35.2 million. 64% of sales were from the Americas region, 26% from EMEA and 10% from the APAC region. We sold approximately 54,800 PillCam capsules this quarter, a 2.3% decrease over the third quarter of last year. Approximately 36,200 capsules, or 66% were sold in the Americas, 13,500, or 25%, were sold in the EMEA, and 5,000, or 9%, were sold in APAC.

Worldwide reorders of PillCam SB decreased by 2.4% this quarter, to 53,800 capsules, from 55,100 capsules in the third quarter of 2008. PillCam sales in the Americas were flat with 36,000 sold, EMEA increased by 7%, while APAC increased by 16%.

In terms of revenue breakdown, PillCam capsule sales accounted for 80% of total revenues, workstation and data recorders accounted for 7% of total revenues, and service income accounted for 2%, while Bravo sales accounted for 11%. In the Americas region, capsule sales accounted for 76% of total revenues, sales of Bravo accounted for 16%, workstation and data recorders accounted for 3%, and service and income accounted for 5%.

Worldwide, we sold 102 systems in the quarter, compared to 100 systems in the third quarter of 2008. 42 workstations, or 41% of total workstations sold this quarter, were sold in the Americas; 20 workstations, or 20%, were sold in the EMEA; and 40 workstations, or 39%, were sold in APAC. This brings our cumulative system deliveries worldwide to more than 5,200, of which more than 2,900 systems are installed in the Americas region.

Net income for the third quarter of 2009 increased by 82% to $3.8 million, or $0.13 per share, on a fully diluted GAAP basis, compared to $2.1 million, or $0.07 per share, respectively, in the third quarter of 2008. Non-GAAP net income for the third quarter of 2009 increased 54% to $6.0 million, or $0.20 per share, compared to $3.8 million, or $0.12 in the same period last year.  Please see our press release for the change in fully diluted shares from 2008 to 2009.

Non-GAAP net income for the third quarter excludes approximately $2.2 million of compensation expenses in accordance with FAS 123R. This information is also detailed in the financial information posted on the Investor Relations section of our website.

Consolidated cash, cash equivalents, short-term investments and marketable securities end of September 30 increased to $88.8 million. We are extremely pleased with the fact that we generated $3.3 million from operating activities this quarter.

Before we open this call for question-and-answers, I would like to spend a few minutes on our operating profit margins, and finance income.

Gross margin for the quarter increased to 77.8%, compared to 75% in the third quarter of 2008. This higher level of gross margin is attributable mainly to manufacturing efficiencies, and to a lesser extent to the strong sales in currencies other than the US dollar. As we near the end of 2009, we feel more confident that the progress we have made in the production area is sustainable.

On a GAAP basis, operating profit totaled $2.6 million, or 7.5% of revenues, compared to $880,000 last year. On a non-GAAP basis, operating profit was $4.8 million, or 14% of revenues, compared to the $2.5 million in the same quarter last year.

GAAP operating profit for the nine-month period ended September 30, 2009, was $5.8 million, or 5.7% of revenues, compared to an operating income of $1.6 million last year. On a non-GAAP basis, operating profit increased to $13.5 million, or 11.5% of revenues, compared to $2.3 million in the third quarter last year.

Finally, in the third quarter of this year we recorded finance income, net of $1.1 million. This is mainly due to translation gain from marking to market hedging positions.

Moderator, you may open the call to questions.

Operator:  Thank you.  If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touchtone telephone.  If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our reach equipment.  Once again, please press star one to signal to a question.

And we’ll go first to Amit Hazan with Oppenheimer.

Amit Hazan:  Thanks.  Hi, good morning guys, and congratulations.

Homi Shamir:  Thank you, Amit.  Good morning.

Amit Hazan:  I wanted to ask since the margins seem to be really one of the stronger points in the quarter, again, how should we start thinking about operating margin for the company a little bit longer term as we head into next year and 2011?

Yuval Yanai:  Good morning, Amit.  This is Yuval speaking.  Obviously, the new level of operating profitability is sustainable.  And we intend also to continue improving that.  I think that we will be able to provide some more details when we announce our guidance for 2010 but you can be sure that those profitability factors, the gross margin, and operating margin hopefully will continue to improve.

Homi Shamir:  I just want to add to that Amit, we said earlier this year  we are continue in our key objective is to improve profitability and gross operating profit in the company.  And we will continue it during 2010.  Every dollar that we generate is impacting our bottom line.  And obviously with all of the manufacturing efficiency we put and improvement we believe that this trend will continue.

Amit Hazan:  OK.  Great and in terms of the Asia region, we realized that there’s still a lot of fluctuations out there impacting numbers on a quarterly basis, but at what point do you think you’re going to start to see kind of a, more of a sustainable performance on a quarter over quarter basis there where we can start seeing some sustainable growth in PillCam sales, et cetera?

Homi Shamir:  When you look to the Asia Pacific region you need to divide it to three.  Australia, which we are doing fairly well and consistent and I believe if you look at Australia we’ve been going there on a yearly basis between 15 to 20-something percent.  And sometimes there is some currency fluctuation with the Australian dollar but we are doing fairly well.

Where we really suffer is the in Asia that we – due to no reimbursement and et cetera, we really have a lot of things stop there and it’s affecting us over there, similar like we have seen in Latin America or in east part of Eastern Europe.

Concerning Japan, obviously, we see some traction in Japan.  I think Suzuki and now Fuji start doing better.  It’s not yet in the level that I would like to be seeing now and becoming happy but we start seeing some better traction both how they sell capital equipment and mainly, I think, they need to concentrate on the clinical sales, how to increase utilization.  We already have a fairly large installed base in the country and it will continue to grow.

So I think you will start seeing the movement, the positive movement in the next couple of quarters.  You will first start seeing it in Q4 and then Q1 and Q2, especially also when you start comparing to last year numbers.

Amit Hazan:  OK.  And then the last one for me just on the – excuse me – some of the comments you made on the COLON in terms of the other studies that you’re initiating in Israel, Europe and the U.S. can you give us a little bit more color on those studies?

Homi Shamir:  Yes.  We initiated a fairly substantial amount of study; it’s a multi-center study that we are running it in Israel, Europe and in the U.S.A.  It’s a fairly large amount of patients.  And we are hoping to complete it somewhere towards the end of this year or early next year.  But we’re spending a lot of effort in order to continue to validate that the technology is running and the numbers that we will receive are in the first trial we’ll be hoping to be similar numbers like we are going to receive in this trial.

After that we are talking with the FDA and we will be sitting with them again and talking about our pivotal trial to the U.S.A market that we would like to start and finish next year.

Amit Hazan:  So what will this new trial be used for?

Homi Shamir:  Which one?  The one that we are running now, continue to validation.

Amit Hazan:  OK.  Great.  I’ll get back in queue, thanks, guys.

Operator:  And we’ll go next to Sameer Harish with Needham and Company.

Sameer Harish:  Hi, guys.  I just want to follow up on the validation study that you’ve mentioned, is there a particular answer that you’re hoping to get in order to have a more meaningful discussion with the FDA?  Or kind of just give us your thoughts on what you need for the additional study?

Homi Shamir:  Look, the first study was 98 patients.  And we feel that we need to continue getting additional information.  That’s – and to solidify our approach to the FDA.

Sameer Harish:  OK.  Great.  Can you perhaps talk a little bit about UEGW, kind of what you’re expecting to come out from study wise in addition to the COLON2 that we’ve talked about?

Homi Shamir:  There is a lot of study and we will announce them in a press release both in SB and also SB but beyond that will be a lot of session that will be devoted SB, COLON.  But we will announce it in the next week or two.

Sameer Harish:  OK.  And I joined a little late so forgive me if you talked about it, but can you talk a little bit about on the Bravo side, the timing of the manufacturing moves to Israel?

Homi Shamir:  Yes, we almost basically completed the moving of the manufacturer to Israel.  We are now basically – we’ll start manufacturing in Israel to production for sale at the beginning of next year, but we basically moved the line.  We are training the people.  We are working there.  And we’ll be ready to start rolling.

Sameer Harish:  So the gross margins that we saw this quarter were not reflective of the transition of Bravo to Israel just yet?

Homi Shamir:  Not at all.

Sameer Harish:  Not yet.  OK.  As to you know the growth that you’re seeing in that business are you still getting that mostly from the existing Bravo customers?  Or have you started to you know demo into some of the Given market as well?

Homi Shamir:  Yes, we start taking to – especially in the U.S.A to take it to new customers.  And it’s been a great acquisition.

Sameer Harish:  Wonderful.  Thank you so much.

Operator:  And we’ll go next to Anthony Petrone with Maxim Group.

Anthony Petrone:  Thank you.  Good morning, gentlemen.

Yuval Yanai:  Good morning.

Homi Shamir:  Good morning, Anthony.

Anthony Petrone:  Just on Bravo can you just repeat the numbers there again for U.S. and o-U.S., the actual numbers.

Yuval Yanai:  Yes, hi Anthony, good morning.  About $3.7 million in the U.S. and approximately a quarter of a million out of the U.S.

Anthony Petrone:  I see.  And is there any promotions being run just currently now?  Or are we still at pricing similar to where you made the acquisition?

Homi Shamir:  No.  No.  We are not running any promotion whatsoever.

Anthony Petrone:  And just to follow up on gross margin and you mentioned FX in the quarter, can you quantify the favorable impact of FX in the quarter?  And what amount of the gross margin expansion is sustainable from the efficiency gains?

Yuval Yanai:  Well, the only question is what’s your starting point?  To know what it is, but I would say that the existing exchange rates may – assuming that they are higher than normal that’s the only thing because some people will say that current exchanges are sustainable for a long time.  But you know no more than 1%.  When I say no more than 1% I can tell you that at least that the current exchanges rates are not far from what the situation was a quarter ago and not far from what the exchanges rates were in the third quarter of last year.

So basically, the improvement in gross margin is fundamental.  I’m not saying virtually all of it but the majority of the way we did has nothing to do with parameters which are beyond our control.

Anthony Petrone:  And when you mention product mix is that a factor of geographic product mix?  Or is that specifically just referring to capsules versus stations, recorders, software?

Yuval Yanai:  It is mainly capsules compared to hardware.

Anthony Petrone:  All right.  And just one on the U.S. market here the labeling extension to the younger patient population  Can you actually quantify what you’re looking at there in terms of a market opportunity?  And has there been any near-term reaction to the labeling extension so far?

Homi Shamir:  Yes.  I think that the kids market or the peds market is about 15% of the overall population potential in the market.  People use it but it was off label.  So obviously now opening the market and it’s officially a physician don’t – it’s not off label, he can use it, it’s great.

Now, the other thing that I mentioned it’s a very good competitive against our competitor here.  Basically, they cannot do it.  They don’t have the clinical evidence.  They have not done at all or almost no clinical trial around SB and particularly for kids.  So again a competitive thing that the physician if he’d been offered a capsule from a competitor would need to think twice, does he want to give it while Given all ready have FDA approval for this age.  It’s not a huge market but, it’s again, showing the direction we are going.  We are trying to work more and more in our clinical data to provide evidence why to use our capsule compared to our competitor.

Anthony Petrone:  I see.  And then just over to Japan, can you just give us an idea of any new approaches that both Fuji and Suzuken are taking being that sales are a little weak there.  I know that they were two different price points from the distributors.  Is that still the case there?  Or have they changed that approach?

Homi Shamir:  Yes, that they are working the two approach but really where we are helping them a lot and especially they are now trying is educating the physician to increase utilization.  It’s a different sales approach when you’re in Japan, normally the sales guys don’t have too much to say to the physician.  He fears the physician.  The physician’s God to him.  So the physician in order to educate him need to go to a lot of symposium, seminar, hearing from other physicians from KOLs.

So we are trying to beefing all of these together with those two distributors in order for the physician to get more exposed while other people are doing it and not hearing from the sales person only.

Anthony Petrone:  OK.  Thanks again.  Congratulations.

Homi Shamir:  Thanks, Anthony.  Thanks.

Operator:  And once again, it is star 1 if you would like to signal for a question at this time.  And we’ll go next to Keith Maher with Omega Advisors.

Keith Maher:  Thanks for taking my question.  On the validation study that you’re going to start in the U.S. is there a possibility that could be used for registrational purposes?

Homi Shamir:  Again, Keith, good morning.  First, we started it all ready.  And could well be, again, I do not want to get too much into that.  Every clinical trial eventually can be used to approach the FDA.  As I said, we are speaking with the FDA and we will provide more clear picture about that earlier next year when we will decide about the pivotal trial for the FDA.

Keith Maher:  And can we assume IRBs have been approved at some institutions?

Homi Shamir:  We have not obviously for the IRB been approved for the trials that we are running now but not for the pivotal trial.

Keith Maher:  And so patients are being enrolled all ready then?

Homi Shamir:  They’ve been enrolled, yes.

Keith Maher:  Great.  OK.  Thank you.

Homi Shamir:  Thank you.

Operator:  And there appear to be no further questions at this time.  I would like to turn it back over to Mr. Homi Shamir for any additional or closing remarks.

Homi Shamir:  Thanks again for joining today.  On November 18, we will be in New York presenting at the Lazard Healthcare conference.

In addition, we encourage you to listen to our November 23 webcast in which we’ll be discussing new features of PillCam COLON2 and discussing results from the feasibility trial.  Thank you.

Operator:  And that concludes today’s conference.  Thank you for your participation.

END